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                      ALPS Mutual Funds Services, Inc.
                        370 17th Street, Suite 2700
                           Denver, Colorado 80202

                        INVESTOR SERVICES AGREEMENT




Smith Barney Inc.
390 Greenwich Street
New York, New York  10013

Gentlemen:

            As distributor and principal underwriter of The CountryBasketsSM Index Fund, Inc. (the "Fund"), a management investment company organized in multiple series and registered under the Investment Company Act of 1940, as amended (the "1940 Act"), we wish to enter into this Investor Services Agreement (this "Agreement") with you concerning (i) your provision of broker-dealer and shareholder support services to your clients ("Clients") who may from time to time beneficially own issued and outstanding shares of common stock (the "CB SharesSM" or "CountryBasketsSM") of the initial nine series of the Fund indicated on Appendix A hereto (each, an "Initial Series"), and each additional series subsequently established by the Fund and made subject to this Agreement in accordance with Section 10 (each, an "Additional Series" and, together with the Initial Series, the "Series"), and (ii) your educational and promotional activities in the secondary market for CB SharesSM listed and traded on the New York Stock Exchange (the "NYSE"). Pursuant to a Marketing Agreement (the "Marketing Agreement") between us and the Fund we will provide various marketing and shareholder services with respect to the CB SharesSM. Capitalized terms, unless otherwise defined herein, shall have the meanings attributed to them in the Fund's current prospectus and statement of additional information.

            This Agreement is a related agreement as contemplated by Rule 12b-1 under the 1940 Act with respect to the Rule 12b-1 plan (each a "12b-1 Plan" and together the "12b-1 Plans") of each Initial Series of the Fund and, subject to the approval of the Board of Directors pursuant to Rule 12b-1, each Additional Series. Both you and we and the Fund expect that your services and educational and promotional activities in connection with CB SharesSM pursuant to this Agreement will tend to increase investor interest in and the use and trading of CB SharesSM on the secondary market and thus further sales of shares of the Fund.

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            The terms and conditions of this Agreement are as follows:

            Section 1. The services you agree to provide to the Fund with respect to each Series shall include: (a) broker/dealer and shareholder support services to Clients in connection with the outstanding and issued CB SharesSM, including one or more of the following: (i) distributing prospectuses and shareholder reports to current shareholders;
(ii) processing dividend and distribution payments on behalf of Clients;
(iii) providing information periodically to Clients showing their positions in CB SharesSM; (iv) at your discretion, providing and maintaining elective services such as check writing on the Client's account and wire transfer services; (v) acting as nominee for Clients; (vi) maintaining account records for Clients; (vii) issuing confirmations of transactions;
(viii) providing account information with respect to CB SharesSM beneficially owned by Clients; (ix) if required by law, forwarding shareholder communications from us or on behalf of the Fund (such as proxies, shareholder reports, annual and semi-annual financial statements and dividend, distribution and tax notices); (x) providing services primarily intended to result in the sale of CB SharesSM; (xi) assisting shareholders who wish to aggregate sufficient CB SharesSM of a Series to constitute a Creation Unit for redemption; and (xii) such other services analogous to the foregoing as you customarily provide to Clients with respect to holdings of shares of open-end investment companies or exchange-listed stocks or as the Fund and you may agree from time to time to the extent you are permitted to do so under applicable statutes, rules and regulations; and

(b) educational and promotional services related to the secondary market trading of CB SharesSM, including the following: (i) facilitating access for investor relations representatives for CB SharesSM to designated Smith Barney branches for the purpose of broker education, including through sales meetings and, one-on-one broker contact; and (ii) during the first 180 days following the initial sale of Creation Units of the Initial Series, providing sales incentives to your brokers, all pursuant to arrangements set forth in a letter from you to us.

            Mutual understandings between you and the Adviser with respect to educational and promotional services related to secondary market trading of CB SharesSM to be performed by you, including, but not limited to,
(i) making your country allocation research available widely through your internal systems; (ii) working with us and the Adviser to facilitate the flow of CountryBasketsSM data through your internal

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information systems, which information shall include specified CB SharesSM data and may also include composite data and other research and news; and
(iii) certain activities of management promoting use of CB SharesSM as a trading and portfolio diversification tool, shall be set forth in a separate agreement (the "Branch Marketing Contract") between the Adviser and you.

            Section 2. You will provide such office space and equipment, telephone facilities and personnel (which may be any part of the space, equipment and facilities currently used in your business, or any personnel employed by you) as may be reasonably necessary or beneficial in order to provide the services to Clients described in Section 1.

            Section 3. (a) Pursuant to the terms of the 12b-1 Plans, during the initial twelve months thereunder, the Fund is expected to have available 0.05% of the average aggregate daily net assets over $200 million of the Initial Series for expenditures for sales, advertising and marketing materials. Such materials are expected to be produced pursuant to arrangements which may be entered into by the Fund either through us as Distributor and under the Marketing Agreement or with third parties, including the Adviser; additional amounts may be made available by such third parties for the costs of advertising and marketing materials related to the CB SharesSM. Such sales, advertising and marketing materials are expected to include customer and account executive brochures, materials for sales presentations, videotapes, print advertisements in national publications and radio and TV advertising. Mutual understandings with respect to the sales, advertising and marketing materials which may be provided to you in connection with your services hereunder shall be set forth in the Branch Marketing Contract.

            (b) Pursuant to the Marketing Agreement, we expect to retain appropriate investor representatives and marketing staff to provide sales and marketing support with respect to CB SharesSM. In accordance therewith, we will make available their services to conduct the broker education program for your sales staff described in the Branch Marketing Contract.

            Section 4. You and your officers, employees and agents will not make any representations on our behalf or the Fund's, or as authorized by us, the Fund or the Adviser, except those contained in the Fund's then current prospectus and statement of additional information for such CB SharesSM or in such sales, marketing or advertising materials as may be authorized by us and the Fund in writing, including those referred to in
Section 3 hereof. You understand that neither the Fund nor any Series will be advertised or

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marketed as an open-end investment company, i.e., as a mutual fund, which offers redeemable securities. Any advertising materials, including the Fund prospectus, will prominently disclose that the CB SharesSM are not redeemable units of beneficial interest in the Fund. In addition, any advertising material, including the Fund prospectus, will disclose that the owners of CB SharesSM may acquire and tender those shares for redemption to the Fund in Creation Unit aggregations only.

            Section 5. For all purposes of this Agreement, you will be deemed to be an independent contractor, and will have no authority to act as agent, partner, joint venture participant or in any similar capacity for us in any matter or in any respect. You and your officers and employees will, upon request, be available during normal business hours to consult with us or our designees concerning the performance of our responsibilities under this Agreement.

            Section 6. In consideration of the services and facilities provided by you hereunder, subject to the terms and conditions of the 12b-1 Plans, the Fund has agreed pursuant to an agreement with you of this date (the "Fund Payment Agreement") to compensate you on behalf of the Initial Series directly for the services performed under this Agreement and you agree to accept as full payment therefor, a fee at the annual rate of 0.05 of 1% of the average aggregate daily net assets over $200 million of all Initial Series, computed daily and payable on a quarterly basis. If this Agreement is renewed in accordance with Section 10 hereof and the Fund Payment Agreement is renewed in accordance with the terms thereof, the Fund pursuant to the Fund Payment Agreement and subject to the terms and conditions of the 12b-1 Plans will compensate you for any subsequent twelve-month period hereunder at the rate of 0.05 of 1% of the average aggregate daily net assets over $200 million of all Initial Series, subject to review by the Board of Directors of the Fund. In the event that any Additional Series becomes subject to this Agreement, the Fund has also agreed pursuant to the Fund Payment Agreement to pay you for the services and facilities to be provided by you hereunder with respect to such Additional Series a fee at the rate set forth in the 12b-1 Plan approved by the Board of Directors of the Fund with respect to such Additional Series.

            Section 7. You will provide to us and the Fund's Board of Directors, and we and the Fund's Directors will review, at least quarterly, a written report of the amounts so expended and the purposes for which such expenditures were made. In addition, you will furnish us or our

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designees with such information as we or they may reasonably request
(including, without limitation, periodic certifications confirming the provision to Clients by you or your agents of the services described herein), and will otherwise cooperate with us and our designees (including, without limitation, any auditors designated by us or the Fund), in connection with preparation of reports to the Fund's Board of Directors concerning this Agreement and the Fund Payment Agreement and the monies paid or payable to you by the Fund in connection with your services hereunder as well as any other reports or filings that may be required by law.

            Section 8. By your written acceptance of this Agreement, you represent, warrant and agree that you understand that this Agreement is a Rule 12b-1 related agreement under the 1940 Act, subject to the provisions of such Rule, as well as any other applicable rules or regulations of the Securities and Exchange Commission; agree to conform to the reasonable applicable compliance standards adopted by us for sale of CB SharesSM, as in effect from time to time, provided that you shall be given the opportunity to review and discuss with our counsel prior to their adoption any such compliance standards proposed after the date hereof that will be applicable to the activities to be performed by you hereunder; and agree to comply with applicable federal and state securities laws and regulations pertaining to transactions in CB SharesSM.

            Section 9.  [RESERVED]

            Section 10. Unless sooner terminated, this Agreement will continue for one year following the date of its adoption as provided in
Section 13, and thereafter will continue automatically for successive annual periods provided such continuance is specifically approved at least annually by the Fund in the manner described in Section 12 hereof. This Agreement is terminable, without penalty, at any time (a) by the Fund with respect to any Series of CB SharesSM (which termination may be by a vote of a majority of the Disinterested Directors (as defined in Section 13 hereof) or by vote of the holders of a majority of the voting securities (as such term is defined in the 1940 Act) of such Series) or by you upon 60 days' notice in writing to the other party hereto or (b) upon the termination of the Distribution Agreement between the Fund and us or the Branch Marketing Contract. This Agreement will also terminate automatically in the event of its assignment (within the meaning of the 1940 Act). This Agreement may be amended in writing by the parties hereto. In the event that the Board of Directors of the Fund establishes any series of CB

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SharesSM listed and traded on the NYSE or any other national securities exchange in addition to the Series then subject to this Agreement, adopts a 12b-1 Plan with respect to such additional series and approves this Agreement and the Fund Payment Agreement as "related agreements" with respect to such additional series in accordance with Rule 12b-1, such additional series shall be made subject to this Agreement and shall become an "Additional Series" hereunder effective immediately upon such adoption and approval.

            Section 11. All notices and other communications to either you or us will be duly given if mailed, telegraphed, telexed or transmitted by similar telecommunications device to us at the address shown above and to you at the address shown below.

            Section 12. This Agreement will be construed in accordance with the laws of the State of New York.

            Section 13. This Agreement, and each Rule 12b-1 Plan, is subject to approval by vote of (i) the Fund's Board of Directors and
(ii) of a majority of those Directors who are not "interested persons" (as defined in the 1940 Act) of the Fund and have no direct or indirect financial interest in the operation of the 12b-1 Plans adopted by the Fund regarding the provision of support services to the beneficial owners of CB SharesSM of the respective Series or in any agreement related thereto ("Disinterested Directors") cast in person at a meeting called for the purpose of voting on such approval.

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            If you agree to be bound by the provisions for this Agreement, please sign a copy of this letter where indicated below and promptly return it to us, c/o ALPS Mutual Funds Services, Inc., 370 17th Street, Suite 2700, Denver, Colorado 80202.

                              Very truly yours,

                              ALPS MUTUAL FUNDS SERVICES, INC.



Date:                   By:
                                    Authorized Officer


                              Accepted and Agreed to:


                              SMITH BARNEY INC.



Date:                   By:
                                    Authorized Officer

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                                                                 Appendix A



                        Investor Services Agreement


                                 CB SharesSM
                                    NYSE          CUSIP
Series                             Symbol          No.

Australia Index Series              GXA         22236E10 9

France Index Series                 GXF         22236E20 8

Germany Index Series                GXG         22236E30 7

Hong Kong Index Series              GXH         22236E40 6

Italy Index Series                  GXI         22236E50 5

Japan Index Series                  GXJ         22236E60 4

South Africa Index                  GXR         22236E70 3
  Series

UK Index Series                     GXK         22236E80 2

US Index Series                     GXU         22236E88 5